2000 Pennsylvania Ave., NW Washington, D.C. 20006-1888 Telephone: 202.887.1500 Facsimile: 202.887.0763 www.mofo.com morrison foerster llp

new york, san francisco,
los angeles, palo alto,
sacramento, san diego,
denver, northern virginia,
washington, d.c.

tokyo, london, berlin, brussels,
beijing, shanghai, hong kong,
singapore

April 27, 2018

VIA EDGAR

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	The KeyW Holding Corporation
Schedule TO-I
Filed April 13, 2018
File No. 005-85881

Dear Mr. Duchovny:

This letter is submitted on behalf of The KeyW Holding Corporation (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 23, 2018 (the “Comment Letter”) with respect to the Company’s Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on April 13, 2018, relating to the Company’s offer to purchase (the “Offer”) any and all of its 2.50% Convertible Senior Notes due 2019 (the “Notes”). In response to the comments set forth in the Comment Letter, the Company is concurrently filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”) and the Supplement to the Offer to Purchase (the “Supplement”) as Exhibit (a)(1)(C) to Amendment No. 1.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment.

Schedule TO

1.        Please provide us your legal analysis as to why the tender offer is not subject to Rule 13e-3.

Response to Comment No. 1

The Company respectfully advises the Staff that, as further described below, the Offer is not subject to Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because the Offer does not fall within the definition of a “Rule 13e-3 transaction” contained in Rule 13e-3(a)(3).

Rule 13e-3 applies to any transaction or series of transactions which has or have a reasonable likelihood or a purpose of producing, directly or indirectly, the effects described in Rule 13e-3(a)(3)(ii), namely:

(a)       causing any class of equity securities of the issuer that is subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 of the Exchange Act or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 of the Exchange Act or suspension under Rule 12h-3 or Section 15(d) of the Exchange Act; or

(b) causing any class of equity securities of the issuer that is listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on a national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

Section 12(g) of the Exchange Act requires issuers to register a class of equity securities with the Commission in certain situations, but only if such class of securities is held of record by either (i) 2,000 persons or (ii) 500 persons who are not accredited investors. Section 15(d) of the Exchange Act requires an issuer to file periodic reports with the Commission if the issuer has filed a registration statement with respect to an issue of securities that has become effective under the Securities Act of 1933, as amended (“Securities Act”). The filing obligation prescribed by Section 15(d) is automatically suspended (i) if and so long as any issue of securities of such issuer is registered pursuant to Section 12 of the Exchange Act and (ii) if, on the first day of any fiscal year other than the year in which the registration statement became effective, the securities of each class to which the registration statement relates are held of record by less than 300 persons.

The Notes have never been registered pursuant to Section 12(g) of the Exchange Act, and the Company has not had an obligation to do so, because of the limited number of record holders of the Notes. In addition, although the issuance of the Notes was registered under the Securities Act, the Company’s filing obligation under Section 15(d) was automatically suspended because (i) the Company’s common stock, $0.001 par value per share, is registered pursuant to Section 12(b) of the Exchange Act and (ii) the number of participants who are record holders of the Notes is less than 300. Specifically, the Company has been advised by The Depository Trust Company that, as of April 6, 2018, there were 40 participants that were record holders of the Notes. In addition, the Notes are neither listed on a national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association. Accordingly, the Offer will not result in the delisting of the Notes from a national securities exchange or the termination of quotation of the Notes on an inter-dealer quotation system of any registered national securities association.

As a result, the Offer does not fall within the definition of a “Rule 13e-3 transaction” contained in Rule 13e-3(a)(3) and, therefore, is not subject to Rule 13e-3.

2.       We note that you incorporated your financial statements by reference to your annual report on Form 10-K. Please revise your disclosure to include all of the summarized financial information required by Item 1010(c) of Regulation M-A. See instruction 6 to Item 10 of Schedule TO.

Response to Comment No. 2

In response to the Staff’s comment, the Company has amended the disclosure in the Offer to Purchase (by means of the Supplement) to include the information required by Item 1010(c)(1)-(5) of Regulation M-A. The Company respectfully notes that Item 1010(c)(6) is not applicable to the Offer. The Company has advised us that it will disseminate the Supplement to holders of the Notes in the same manner as the Offer to Purchase was disseminated.

3.       Please file the engagement letter with Royal Bank of Canada dated April 4, 2018 as an exhibit to the Schedule TO. See Item 1016(b) of Regulation M-A.

Response to Comment No. 3

The Company respectfully advises the Staff that Item 1016(b) of Regulation M-A is not applicable to the Company’s engagement letter with Royal Bank of Canada, dated April 4, 2018 (the “Engagement Letter”), because the Engagement Letter is not a “loan agreement referred to in response to Item 1007(d) of Regulation M-A” and does not contain the term, the collateral, the stated and effective interest rates, and other material terms of the Company’s new senior secured credit facility (the “Credit Facility”). The terms of the Credit Facility will be set forth a credit agreement (the “Credit Agreement”), which the Company has not yet entered into. Promptly after entering into the Credit Agreement, however, the Company will file the Credit Agreement as an exhibit to the Schedule TO in accordance with Item 1016(b) of Regulation M-A and provide the disclosure required by Item 1007(d) of Regulation M-A, as discussed in response to Comment 5 below.

Offer to Purchase

Conditions to the Tender Offer, page 13

4.       We note that the offer is not financed and is subject to the Financing Condition. Generally, when an offer is not financed, or when a bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(c)(3), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the bidder will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4 (e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Response to Comment No. 4

The Company acknowledges that it is aware of the Staff’s position that a material change in an offer occurs when the offer becomes fully financed and, accordingly, five business days must remain in the offer or the offer must be extended upon satisfaction or waiver of the financing condition. The Company confirms that it will disseminate the disclosure of the Offer becoming fully financed in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, the Company confirms that five business days will remain in the Offer, or that the Offer will be extended so that at least five business days remain in the Offer, following disclosure of any such change.

Source of Funds, page 24

5.       Please provide the disclosure required by Item 1007(d) of Regulation M-A.

Response to Comment No. 5

The Company respectfully advises the Staff that the Company has not yet entered into the Credit Agreement, which will contain the material terms and conditions of the Credit Facility. Promptly after entering into the Credit Agreement, the Company will supplement the Offer to Purchase to provide the disclosure required by Item 1007(d) of Regulation M-A.

*  *  *  *

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-8785.

Sincerely,

/s/ Justin R. Salon
Justin R. Salon

cc:	Philip Luci, Jr.
The KeyW Holding Corporation
Andrew P. Campbell
Morrison & Foerster LLP
Michael S. Baker
Paul Hastings LLP

4